Instacare Corp.

2660 Townsgate Road #300

Westlake Village, CA  91361

September 25, 2008

Mr. Raj Rajan

Staff Accountant

United States Securities and Exchange Commission

100  F. Street, N.E.

Washington, D.C. 20549

RE:

InstaCare Corp.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 3, 2008

File No.  000-33187

Dear Mr. Rajan:

This correspondence is in response to your letter dated August 20, 2008 in reference to our Form 10-K for the fiscal year ended December 31, 2007 filed on April 3, 2008, your File No. 000-33187.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.

We note that during the current fiscal year you filed a registration statement on Form S-8. As a result, please file a current consent in accordance with Item 601 of regulation S-K.

Answer:  We acknowledge the Commission’s comment. We have obtained, and will file the current consent as an exhibit to the amended form 10-K as follows:

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF

INSTACARE CORP.

We consent to the incorporation by reference in the Registration Statement No, 333-145851 on Form S-8 of instaCare Corp., relating to our audits of the consolidated financial statements of instaCare Corp. included in the Annual Report on Form 10-K of instaCare Corp. for the years ended December 31, 2007 and 2006.

/s/ Weaver & Martin, LLC

Weaver & Martin, LLC

Certified Public Accountants

Kansas City, Missouri

Date: March 31, 2008

Management’s Reports on Internal Control Over Financial Reporting, page 49

2.

We note you concluded your internal control over financial reporting was not effective as of December 31, 2007. Considering this conclusion, please revise to disclose the following:

•

The basis for you ineffective conclusion (e.g. discovery of a material weakness)

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The nature of any material weakness

•

When the material weakness, if any, was identified, by whom it was identified and when the material weakness first began

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The impact of the material weakness on your financial reporting and the control environment, and

•

Management’s current plans, if any, to remediate the weakness.

Answer: We concur with the Commission’s comment and have augmented our disclosures within item 9A of our amended Form 10-K as presented below:

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our Chief Financial Officer, Keith Berman, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report on Form 10-K. Based on this evaluation, our Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures are ineffective in ensuring that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting.

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(c) and (d) of the Exchange Act. Our internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, financial disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable and in accordance with generally accepted accounting principles of the United States of America (GAAP).

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

As part of our compliance efforts relative to Section 404 of the Sarbanes-Oxley Act of 2002, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth in the Internal Control - Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). We evaluated control deficiencies identified through our test of the design and operating effectiveness of controls over financial reporting to determine whether the deficiencies, individually or in combination, are significant deficiencies or material weaknesses. In performing the assessment, our management has identified one material weakness in internal control over financial reporting existing as of December 31, 2007. Our evaluation of the significance of each deficiency included both quantitative and qualitative factors. Based on that evaluation, the Company’s management concluded that as of December 31, 2007, and as of the date that the evaluation of the effectiveness of our internal controls and procedures was completed, the Company’s internal controls are not effective, for the reason discussed below:

Segregation of Duties

As a result of the loss of an employee within the accounting department in September 2007, we were unable to meet certain segregation of duties criteria and did not have existing resources for creating a compensating control mechanism. In November of 2007, during our evaluation of our internal controls our Chief Financial Officer identified the inability to include proper segregation of transaction authorization, transaction processing and custody within our accounting department, resulting in a material weakness in our internal controls over financial reporting.. Despite our material weakness regarding our segregation of duties, we believe that our financial statements included in this report fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Remediation Initiative

We have rectified the segregation of duties weakness through a change in our internal control procedures during the first quarter of 2008. We have implemented certain processes whereby we are utilizing our entire staff to provide appropriate checks and balances over all functions that could potentially have a material impact on our financial statements.

Further, we have engaged an outside consulting firm to assist us in implementing additional controls to improve our overall control processes. In addition, it is our intention to hire a minimum of one qualified accounting individual as soon as the necessary financial resources become available.

Other than the weakness identified above and our remediation of the weakness, there were no other changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the company to provide only management’s report in this annual report.

3.

Please provide a statement in substantially the following form to comply with Item 308(T)(a)(4) of Regulation S-K as follows: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the company to provide only management’s report in this annual report.”

Answer: We agree with the Commission’s comment and will include the aforementioned paragraph with the disclaimer in our amendments to Item 9A within the amended form 10-K.

Signatures

4.

Please provide a signature page and executed signatures in the format set forth by Form 10-K. Please ensure to include signature of the Principal Executive Officer. See General Instruction D to Form 10-K.

Answer: We acknowledge the Commission’s comment and will amend to include the signature of Keith Berman as both, the Principal Executive Officer and Chief Financial Officer in our amended form 10-K.

Section 302 and 906 Certifications

5.

Please amend to file Section 302 and 906 certifications that include the date and the conformed signature above the signature line.

Answer: We acknowledge the Commission’s comment and will amend the exhibits to include the dates of certification in our amended form 10-K.

6.

Please amend to file section 302 and 906 certifications of your principal executive officer. If your principal financial officer was also serving as your principal executive officer, please amend your certifications to include this additional role.

Answer: We acknowledge the Commission’s comment and will amend the exhibit to include reference to Keith Berman as both, the Principal Executive Officer and Chief Financial Officer in our amended form 10-K.

Other Exchange Act Filings

7.

We note from your disclosure in your Forms 10-Q that your disclosure controls and procedures were effective as of March 31, 2008 and June 30, 2008. However, you stated in your most recent Form 10-K that your disclosure controls and procedures were not effective as of December 31, 2007. Please revise your disclosure in the appropriate Form 10-Q to discuss the corrective actions you have made to your disclosure controls and procedures since December 31, 2007 to conclude that these controls are now effective at subsequent period ends.

Answer: As a result of the Commissions aforementioned comment, we have reviewed our previously filed Form 10-Q for the period ended March 31, 2008 and have determined an amendment is in order to clarify the state of our disclosure controls and procedures as of March 31, 2008. We therefore propose the following amendment to Item 4T of our Form 10-Q:

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

In connection with the preparation of this Report, Keith Berman, our Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2008. Based on that evaluation our Chief Financial Officer has concluded that our disclosure controls and procedures were ineffective as of March 31, 2008. Our remediation of the deficiency entailed engaging the services of an independent third party with expertise in regulatory compliance requirements for smaller public companies. All subsequent filings will be reviewed for accuracy and completeness prior to submission.

Changes in Internal Control Over Financial Reporting

As a result of our material weakness at December 31, 2007, we have made changes in our internal control over financial reporting during the first quarter of fiscal 2008. We have incorporated additional procedures in our internal control policies which include the utilization of our entire staff to provide appropriate checks and balances over all key financial reporting functions that could potentially have a material impact on our financial statements. Further, we have engaged an outside consulting firm to assist us in implementing additional controls to improve our overall control processes. Through our review and assessment of our remediation conducted during the first fiscal quarter of 2008 management has concluded our internal controls over financial reporting were effective at Mach 31, 2008.

In connection with our responses to your comments above, we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Keith Berman

Keith Berman

Principal Executive Officer and CFO

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